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                           ------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                           ------------------------

                              Amendment No. 1
                                    to
                              SCHEDULE 13E-4
           Issuer Tender Offer Statement (Pursuant to Section 13(e)(1)
                  of the Securities Exchange Act of 1934)
                           ------------------------

                          AFG INVESTMENT TRUST B
          (Name of Issuer and Name of Person Filing Statement)

                     CLASS A BENEFICIARY INTERESTS
                     (Title of Class of Securities)

                                 NONE
                 (CUSIP Number of Class of Securities)
               ----------------------------------------

                                                 Copy to:
James A. Coyne                                   Thomas F. Gloster III, Esq.
c/o Equis Financial Group Limited Partnership    Peabody & Brown
88 Broad Street                                  101 Federal Street
Boston, Massachusetts 02110                      Boston, Massachusetts 02110
    (617) 854-5800                                   (617) 345-1141
     (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person Filing Statement)
                  -------------------------------------

                             August 7, 1997
    (Date Tender Offer First Published, Sent or Given to Securityholders)
                  -------------------------------------


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Item 1.  SECURITY AND ISSUER.

    (b) This Amendment relates to amendments to the Offer to Purchase dated August 7, 1997, and the related Letter of Transmittal. Copies of such amendments, in the forms of a Supplement to Offer to Purchase dated September 12, 1997, and a revised Letter of Transmittal, are attached hereto as Exhibits (a)(4) and (a)(5), respectively.

Item 7.  FINANCIAL INFORMATION.

    (a) The information set forth in Exhibit A to the Supplement to Offer to Purchase dated September 12, 1997, is incorporated herein by reference.

Item 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(4)    Supplement to Offer to Purchase dated September 12, 1997.
         (a)(5)    Revised Letter of Transmittal.

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                                 SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 12, 1997

                                     AFG INVESTMENT TRUST B
                                     By:      AFG ASIT Corporation,
                                              its Managing Trustee



                                     By:      /s/ James A. Coyne
                                              ---------------------------
                                     Name:    James A. Coyne
                                     Title:   Vice President



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                                   EXHIBIT INDEX

Exhibit                                                 Sequentially
  No.                    Description                    Numbered Page
-----------             -------------                   -------------

(a)(4)   Supplement to Offer to Purchase dated September 12, 1997.

(a)(5)   Revised Letter of Transmittal.